SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__)*

Rentech Nitrogen Partners, L.P.
(Name of Issuer)

Common Units representing Limited Partner Interests
(Title of Class of Securities)

760113 100
(CUSIP Number)

Jesse A. Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 9, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 760113 100

1.            NAME OF REPORTING PERSON
CVR Partners, LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
23,250,000 (1)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
23,250,000 (1)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.7%

14            TYPE OF REPORTING PERSON
PN

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

CUSIP No. 760113 100

1.            NAME OF REPORTING PERSON
CVR GP, LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
23,250,000 (1)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
23,250,000 (1)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.7%

14            TYPE OF REPORTING PERSON
OO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

CUSIP No. 760113 100

1.            NAME OF REPORTING PERSON
Coffeyville Resources, LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
23,250,000 (1)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
23,250,000 (1)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.7%

14            TYPE OF REPORTING PERSON
OO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

CUSIP No. 760113 100

1.            NAME OF REPORTING PERSON
Coffeyville Refining & Marketing, Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
23,250,000 (1)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
23,250,000 (1)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.7%

14            TYPE OF REPORTING PERSON
CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

CUSIP No. 760113 100

1.            NAME OF REPORTING PERSON
Coffeyville Refining & Marketing Holdings, Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
23,250,000 (1)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
23,250,000 (1)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.7%

14            TYPE OF REPORTING PERSON
CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

CUSIP No. 760113 100

1.            NAME OF REPORTING PERSON
CVR Energy, Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
23,250,000 (1)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
23,250,000 (1)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.7%

14            TYPE OF REPORTING PERSON
CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

CUSIP No. 760113 100

1.            NAME OF REPORTING PERSON
IEP Energy LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
23,250,000 (1)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
23,250,000 (1)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.7%

14            TYPE OF REPORTING PERSON
OO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

CUSIP No. 760113 100

1.            NAME OF REPORTING PERSON
IEP Energy Holding LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
23,250,000 (1)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
23,250,000 (1)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.7%

14            TYPE OF REPORTING PERSON
OO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

CUSIP No. 760113 100

1.            NAME OF REPORTING PERSON
American Entertainment Properties Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
23,250,000 (1)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
23,250,000 (1)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.7%

14            TYPE OF REPORTING PERSON
CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

CUSIP No. 760113 100

1.            NAME OF REPORTING PERSON
Icahn Building LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
23,250,000 (1)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
23,250,000 (1)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.7%

14            TYPE OF REPORTING PERSON
OO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

CUSIP No. 760113 100

1.            NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
23,250,000 (1)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
23,250,000 (1)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.7%

14            TYPE OF REPORTING PERSON
PN

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

CUSIP No. 760113 100

1.            NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
 23,250,000 (1)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
23,250,000 (1)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.7%

14            TYPE OF REPORTING PERSON
CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

CUSIP No. 760113 100

1.            NAME OF REPORTING PERSON
Beckton Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
23,250,000 (1)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
23,250,000 (1)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.7%

14            TYPE OF REPORTING PERSON
CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

CUSIP No. 760113 100

1            NAME OF REPORTING PERSON
Carl C. Icahn

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
23,250,000 (1)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
23,250,000 (1)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.7%

14            TYPE OF REPORTING PERSON
IN

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

Item 1.  Security and Issuer

This statement relates to the common units representing limited partner interests (the "Common Units") in Rentech Nitrogen Partners, L.P. (the "Issuer" or "Rentech Nitrogen"). The address of the principal executive offices of the Issuer is 10877 Wilshire Boulevard, 10th Floor, Los Angeles, California 90024.

Item 2.  Identity and Background

(a)-(c) The persons filing this statement are CVR Partners, LP, a Delaware limited partnership ("CVR Partners"), CVR GP, LLC, a Delaware limited liability company ("CVR Partners GP"), Coffeyville Resources, LLC, a Delaware limited liability company ("Coffeyville"), Coffeyville Refining & Marketing, Inc., a Delaware corporation ("Marketing"), Coffeyville Refining & Marketing Holdings, Inc., a Delaware corporation ("Marketing Holdings"), CVR Energy, Inc., a Delaware corporation ("CVI"), IEP Energy LLC, a Delaware limited liability company ("IEP Energy"), IEP Energy Holding LLC, a Delaware limited liability company ("Energy Holding"), American Entertainment Properties Corp., a Delaware corporation ("AEP"), Icahn Building LLC, a Nevada limited liability company ("Building"), Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc., a Delaware corporation  ("Icahn Enterprises GP"), Beckton Corp., a Delaware corporation ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of (i) CVR Partners, CVR Partners GP, Coffeyville, Marketing, Marketing Holdings and CVI is 2277 Plaza Drive, Suite 500, Sugar Land, TX 77479, (ii) IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, and (iii) Carl C. Icahn is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

CVI is the sole stockholder of Marketing Holdings, which is the sole stockholder of Marketing, which is the manager of Coffeyville, which is the sole member of CVR Partners GP, which is the general partner of CVR Partners. IEP Energy holds approximately 82.0% of the outstanding common stock of CVI. Icahn Enterprises Holdings is the sole member of Building, which is the sole stockholder of AEP, which is the sole member of Energy Holding, which is the sole member of IEP Energy. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 88.7% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

CVI is a diversified holding company primarily engaged in the petroleum refining and nitrogen fertilizer manufacturing industries through its holdings in two limited partnerships, CVR Refining, LP and CVR Partners. Each of Marketing Holdings, Marketing and Coffeyville is primarily engaged in the business of holding interests in CVI's subsidiaries. IEP Energy is primarily engaged in the business of holding common shares of CVI. Each of Building, AEP and Energy Holding is primarily engaged in holding interests in Icahn Enterprises Holdings' subsidiaries. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP. CVR Partners is primarily engaged in the nitrogen fertilizer business, and CVR Partners GP is primarily engaged in serving as the general partner of CVR Partners.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment management, metals, energy, automotive, real estate, railcar, food packaging, gaming, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries. In addition, Mr. Icahn is Chairman of the Board of each of CVI and CVR Refining GP, LLC, the general partner of CVR Refining, LP, and various employees of Mr. Icahn serve as directors of each of CVI and CVR Refining GP, LLC.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

(d) None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated herein by reference.

The Reporting Persons may be deemed to have acquired beneficial ownership of 23,250,000 Common Units pursuant to the Voting Agreement (as defined below).

In connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 9, 2015, by and among CVR Partners, Lux Merger Sub 1 LLC, a direct wholly owned subsidiary of CVR Partners ("Merger Sub 1"), Lux Merger Sub 2 LLC, a direct wholly owned subsidiary of CVR Partners ("Merger Sub 2"), the Issuer and Rentech Nitrogen GP, LLC, the general partner of the Issuer ("Rentech Nitrogen GP"), CVR Partners entered into a Voting and Support Agreement (the "Voting Agreement"), dated August 9, 2015, with Rentech, Inc. ("RTK"), Rentech Nitrogen Holdings, Inc. ("Rentech Nitrogen Holdings") and DSHC, LLC ("DSHC" and, together with RTK and Rentech Nitrogen Holdings, the "Rentech Nitrogen Unitholders"). CVR Partners paid no additional consideration to the Rentech Nitrogen Unitholders in connection with the execution and delivery of the Voting Agreement.

As of August 9, 2015, Rentech Nitrogen Unitholders beneficially owned an aggregate of 23,250,000 Common Units representing approximately 59.7% of the outstanding Common Units based on 38,927,609 Common Units issued and outstanding as of July 31, 2015.

Item 4.  Purpose of Transaction

Merger Agreement

The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub 1 will be merged with and into Rentech Nitrogen GP, with Rentech Nitrogen GP continuing as the surviving entity and a wholly owned subsidiary of CVR Partners, and Merger Sub 2 will be merged with and into Rentech Nitrogen, with Rentech Nitrogen continuing as the surviving entity and a wholly owned subsidiary of CVR Partners (together, the "Merger").

Under the terms of the Merger Agreement, each outstanding Common Unit, other than certain units held by affiliates of CVR Partners, will be converted into the right to receive 1.04 newly issued common units representing limited partner interests in CVR Partners ("CVR Common Units") and $2.57 in cash (the "Merger Consideration").

The completion of the Merger is subject to satisfaction or waiver of a number of closing conditions, including (1) the adoption of the Merger Agreement by holders of a majority of the outstanding Common Units, (2) the effectiveness of a registration statement on Form S-4, (3) the approval for listing of the CVR Common Units issuable as part of the Merger Consideration on the New York Stock Exchange (the "NYSE"), (4) the sale or spin-off by the Issuer of its Pasadena facility on terms specified in the Merger Agreement, (5) the absence of certain events of default under the indenture governing the Issuer's 6.500% Second Lien Senior Secured Notes due 2021, (6) the receipt by the Partnership of the written resignation of each member of the board of directors and each officer of Rentech Nitrogen GP and (7) other customary conditions such as expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Pursuant to the Merger Agreement, CVR Partners has agreed to use its commercially reasonable efforts to take such actions reasonably required under applicable law to cause the Common Units to be de-listed from the NYSE.

Voting Agreement

In connection with the Merger Agreement, the Rentech Nitrogen Unitholders entered into the Voting Agreement. The Voting Agreement restricts the Rentech Nitrogen Unitholders from selling or subjecting to a separate voting agreement the Common Units owned by such Rentech Nitrogen Unitholders. The Voting Agreement generally requires that each of the Rentech Nitrogen Unitholders vote or cause to be voted all Common Units owned by such Rentech Nitrogen Unitholders in favor of the Merger and against alternative transactions. Among other things, the Rentech Nitrogen Unitholders agreed (i) not to sell, transfer or dispose of the Common Units owned by the Rentech Nitrogen Unitholders at any time prior to the Expiration Time (as defined below) and (ii) that any additional Common Units acquired by the Rentech Nitrogen Unitholders after the execution of the Voting Agreement would be subject to the Voting Agreement.

The Voting Agreement will expire at the earlier of (i) the consummation of the Merger and (ii) the termination of the Merger Agreement pursuant to and in compliance with the terms therein (such earlier date, the "Expiration Time").

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein do not purport to be complete and are qualified in their entirety by reference to the copy of the Merger Agreement and the Voting Agreement included as Exhibits 2 and 3, respectively, to this Schedule 13D, and such agreements are incorporated by reference herein in their entirety where such references and descriptions appear.

Except as set forth in this Schedule 13D, the Merger Agreement and the Voting Agreement, the Reporting Persons have no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)-(b) The Reporting Persons do not own any Common Units. However, as a result of the Voting Agreement, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 23,250,000 Common Units. Subject to the conditions and limitations of the Voting Agreement, and based on the ownership of the Rentech Nitrogen Unitholders as of July 31, 2015, the Reporting Persons are entitled to cast a total of 23,250,000 Common Units, or approximately 59.7%, of the total votes that may be cast by the unitholders of the Issuer at any meeting of the unitholders of the Issuer for the purpose of approving the Merger and the Merger Agreement.

The Reporting Persons do not have sole voting power or sole dispositive power with respect to any of such Common Units, but may be deemed to have shared voting power and shared dispositive power with respect to all such Common Units. The Reporting Persons may be deemed to share with the Rentech Nitrogen Unitholders the power to vote such Common Units solely with respect to those matters described in Item 4 of this Schedule 13D and in the Voting Agreement, which are incorporated herein by reference. The Reporting Persons also may be deemed to share with the Rentech Nitrogen Unitholders the power to dispose of such Common Units solely to the extent provided for in the Voting Agreement, as more fully described in Item 4 of this Schedule 13D and in the Voting Agreement, which are incorporated herein by reference.

            (c) Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to Common Units during the past sixty (60) days.

(d) To the knowledge of the Reporting Persons, no person, other than Rentech Partners Unitholders, has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units covered by this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The disclosure set forth above in Item 4 is incorporated herein by reference.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement of the Reporting Persons (attached).
Exhibit 2:
Agreement and Plan of Merger, dated as of August 9, 2015, by and among CVR Partners, LP, Lux Merger Sub 1 LLC, Lux Merger Sub 2 LLC, Rentech Nitrogen Partners, L.P. and Rentech Nitrogen GP, LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CVR Partners, LP with the SEC on August 13, 2015).

Exhibit 3:
Voting and Support Agreement, dated as of August 9, 2015, by and among CVR Partners, LP, Rentech, Inc., Rentech Nitrogen Holdings, Inc. and DSHC, LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CVR Partners, LP with the SEC on August 13, 2015).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2015

CVR PARTNERS, LP
By: CVR GP, LLC, its general partner

By:            /s/ Susan M. Ball
Name:  Susan M. Ball
Title:  Chief Financial Officer and Treasurer

CVR GP, LLC

By:            /s/ Susan M. Ball
Name:  Susan M. Ball
Title:  Chief Financial Officer and Treasurer

COFFEYVILLE RESOURCES, LLC

By:            /s/ Susan M. Ball
Name:  Susan M. Ball
Title:  Chief Financial Officer and Treasurer

COFFEYVILLE REFINING & MARKETING, INC.

By:            /s/ Susan M. Ball
Name:  Susan M. Ball
Title:  Chief Financial Officer and Treasurer

COFFEYVILLE REFINING & MARKETING HOLDINGS, INC.

By:            /s/ Susan M. Ball
Name:  Susan M. Ball
Title:  Chief Financial Officer and Treasurer

CVR ENERGY, INC.

By:            /s/ Susan M. Ball
Name:  Susan M. Ball
Title:  Chief Financial Officer and Treasurer

IEP ENERGY LLC

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

IEP ENERGY HOLDING LLC

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

ICAHN BUILDING LLC

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

BECKTON CORP.

By:            /s/ Edward E. Mattner
Name:  Edward E. Mattner
Title:  Authorized Signatory

/s/ Carl C. Icahn___________
CARL C. ICAHN

[Signature Page of Schedule 13D – Rentech Nitrogen Partners, L.P.]

EXHIBIT 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Units of Rentech Nitrogen Partners, L.P. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 19th day of August, 2015.

CVR PARTNERS, LP
By: CVR GP, LLC

By:            /s/ Susan M. Ball
Name:  Susan M. Ball
Title:  Chief Financial Officer and Treasurer

CVR GP, LLC

By:            /s/ Susan M. Ball
Name:  Susan M. Ball
Title:  Chief Financial Officer and Treasurer

COFFEYVILLE RESOURCES, LLC

By:            /s/ Susan M. Ball
Name:  Susan M. Ball
Title:  Chief Financial Officer and Treasurer

COFFEYVILLE REFINING & MARKETING, INC.

By:            /s/ Susan M. Ball
Name:  Susan M. Ball
Title:  Chief Financial Officer and Treasurer

COFFEYVILLE REFINING & MARKETING HOLDINGS, INC.

By:            /s/ Susan M. Ball
Name:  Susan M. Ball
Title:  Chief Financial Officer and Treasurer

CVR ENERGY, INC.

By:            /s/ Susan M. Ball
Name:  Susan M. Ball
Title:  Chief Financial Officer and Treasurer

IEP ENERGY LLC

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

IEP ENERGY HOLDING LLC

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

ICAHN BUILDING LLC

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

BECKTON CORP.

By:            /s/ Edward E. Mattner
Name:  Edward E. Mattner
Title:  Authorized Signatory

/s/ Carl C. Icahn___________
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D – Rentech Nitrogen Partners, L.P.]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Common Units.

CVR PARTNERS, LP
Name	Position
CVR GP, LLC	General Partner

CVR GP, LLC
Name	Position
Coffeyville Resources, LLC	Sole Member
John J. Lipinski	Executive Chairman and Director
Mark A. Pytosh	Chief Executive Officer and President and Director
Susan M. Ball	Chief Financial Officer and Treasurer
John R. Walter	Senior Vice President, General Counsel and Secretary
William White	Executive Vice President, Marketing and Operations
SungHwan Cho	Director
Donna R. Ecton	Director
Frank M. Muller, Jr.	Director
Peter K. Shea	Director
Andrew Roberto	Director

COFFEYVILLE RESOURCES, LLC
Name	Position
Coffeyville Refining & Marketing, Inc.	Manager
John J. Lipinski	Chief Executive Officer and President
Susan M. Ball	Chief Financial Officer and Treasurer
John R. Walter	Senior Vice President, General Counsel and Secretary

COFFEYVILLE REFINING & MARKETING, INC.
Name	Position
John J. Lipinski	Chief Executive Officer and President and Director
Susan M. Ball	Chief Financial Officer and Treasurer and Director
John R. Walter	Senior Vice President, General Counsel and Secretary

COFFEYVILLE REFINING & MARKETING HOLDINGS, INC.
Name	Position
John J. Lipinski	Chief Executive Officer and President and Director
Susan M. Ball	Chief Financial Officer and Treasurer and Director
John R. Walter	Senior Vice President, General Counsel and Secretary

CVR ENERGY, INC.
Name	Position
Carl C. Icahn	Director
Andrew Langham	Director
Bob G. Alexander	Director
SungHwan Cho	Director
Courtney Mather	Director
Stephen Mongillo	Director
Andrew Roberto	Director
James M. Strock	Director
John J. Lipinski	Chief Executive Officer and President and Director
Susan M. Ball	Chief Financial Officer and Treasurer
Robert W. Haugen	Executive Vice President, Refining Operations
Martin J. Power	Chief Commercial Officer
John R. Walter	Senior Vice President, General Counsel and Secretary

IEP ENERGY LLC
Name	Position
IEP Energy Holding LLC	Sole Member
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Keith Cozza	President
SungHwan Cho	Chief Financial Officer
Irene March	Chief Compliance Officer
Peter Reck	Chief Accounting Officer; Secretary
Edward E. Mattner	Authorized Signatory

IEP ENERGY HOLDING LLC
Name	Position
American Entertainment Properties Corp.	Sole Member
Carl C. Icahn	Chief Executive Officer
Keith Cozza	President
SungHwan Cho	Chief Financial Officer
Peter Reck	Chief Accounting Officer; Secretary
Edward E. Mattner	Authorized Signatory

AMERICAN ENTERTAINMENT PROPERTIES CORP.
Name	Position
Keith Cozza	Director; President
SungHwan Cho	Director; Chief Financial Officer
Peter Reck	Principal Accounting Officer; Secretary
Craig Pettit	Vice President of Tax Administration

ICAHN BUILDING LLC
Name	Position
Icahn Enterprises Holdings L.P.	Sole Member
Keith Cozza	President
SungHwan Cho	Chief Financial Officer; Secretary
Peter Reck	Chief Accounting Officer

ICAHN ENTERPRISES HOLDINGS L.P.
Name	Position
Icahn Enterprises G.P., Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.
Name	Position
Carl C. Icahn	Chairman
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
Keith Cozza	Director; President and Chief Executive Officer
SungHwan Cho	Director, Chief Financial Officer
Peter Reck	Chief Accounting Officer

BECKTON CORP.
Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer